As filed with the Securities and Exchange Commission on November 10, 2005.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

NEOFORMA, INC.

(Name of the Issuer)

NEOFORMA, INC.

GLOBAL HEALTHCARE EXCHANGE, LLC

VHA INC.

UNIVERSITY HEALTHSYSTEM CONSORTIUM

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

640475 10 7

(CUSIP Number of Class of Securities)

Robert J. Zollars Chief Executive Officer Neoforma, Inc. 3061 Zanker Road San Jose, California 95134 (408) 468-4000	Mike Mahoney Chief Executive Officer Global Healthcare Exchange, LLC 11000 Westmoor Circle, Suite 400 Westminster, Colorado 80021 (720) 887-7000	Stuart B. Baker, M.D. Executive Vice President VHA Inc. 220 East Las Colinas Boulevard Irving, Texas 75039 (972) 830-0000	Robert Baker Chief Executive Officer University HealthSystem Consortium 2001 Spring Road, Suite 700 Oak Brook, Illinois 60523 (630) 954-1700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

David K. Michaels, Esq. Scott J. Leichtner, Esq. Elizabeth A. Gartland, Esq. Fenwick & West LLP 275 Battery Street San Francisco, California 94111 (415) 875-2300	Frederick C. Lowinger Carol M. Lind Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, IL 60603 (312) 853-7000	Nancy A. Lieberman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Timothy R.M. Bryant, Esq. McDermott Will & Emery LLP 227 W. Monroe St. Chicago, Illinois 60606 (312) 984-2066

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$126,809,803	$14,926

*	For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 12,481,904 shares of Neoforma common stock issued and outstanding as of October 31, 2005 (consisting of the 20,723,423 shares of Neoforma common stock outstanding as of October 31, 2005 minus 8,241,519 of the 10,741,519 shares in the aggregate held by Neoforma’s two largest stockholders, VHA Inc. (“VHA”) and University HealthSystem Consortium (“UHC”), and (ii) 1,081,936 shares of Neoforma common stock underlying outstanding options as of October 31, 2005 with an exercise price below $10.00 per share which will be cashed out in the merger. The 8,241,519 shares of Neoforma’s common stock held by VHA and UHC as of October 31, 2005 that are not included in the foregoing calculation have been so excluded because they are being exchanged by VHA and UHC for membership interests in Global Healthcare Exchange, LLC (“GHX”) prior to the consummation of the merger.

For purposes of calculating the per unit price, this price is based on the fact that (i) each of the 12,481,904 shares of Neoforma common stock outstanding as of October 31, 2005 owned by stockholders other than VHA and UHC, and an aggregate of 2,500,000 shares of Neoforma common stock owned by VHA and UHC, will be converted into the right to receive $10.00 in cash, without interest, and (ii) each outstanding stock option to purchase shares of Neoforma common stock with a per share exercise price below $10.00 will be converted into the right to receive a cash payment equal to (a) the excess of $10.00 over the per share exercise price for the shares of common stock subject to such stock option (the weighted-average exercise price of all such options is $8.16 per share), multiplied by (b) the number of shares of common stock underlying each such stock option.

**	This filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,926

Form or Registration No.: Schedule 14A

Filing Party: Neoforma, Inc.

Date Filed: November 10, 2005

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (1) Neoforma, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Neoforma”), (2) Global Healthcare Exchange, LLC, a Delaware limited liability company (“GHX”), (3) VHA Inc., a Delaware corporation (“VHA”), and (4) University HealthSystem Consortium, an Illinois corporation (“UHC”).

This Schedule relates to the Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation (the “Merger Agreement”). Pursuant to the Merger Agreement, Leapfrog Merger Corporation will be merged with and into Neoforma, and Neoforma will become a wholly owned subsidiary of GHX (the “Merger”). If the Merger is completed, Neoforma’s stockholders, other than VHA and UHC, will have the right to receive $10.00 in cash, without interest and less any applicable withholding tax, for each share of Neoforma owned by them immediately prior to the effective time of the Merger. If the Merger is completed, VHA and UHC, which respectively owned 8,611,217 and 2,130,302 shares of our common stock as of October 31, 2005, representing approximately 41.6% and 10.3% of Neoforma’s outstanding common stock as of such date, will respectively have the right to receive $10.00 in cash, without interest and less any applicable withholding tax, for 2,004,190 and 495,810 of their shares of Neoforma’s common stock. Their remaining shares will immediately prior to the closing of the Merger be exchanged pursuant to exchange agreements (the “Exchange Agreements”) for membership interests in GHX, representing approximately an 11.6% ownership interest in GHX for VHA and a 2.9% ownership interest in GHX for UHC.

The Merger Agreement provides that all unvested options to purchase shares of Neoforma’s common stock outstanding prior to the effective time of the Merger and all shares of restricted Neoforma common stock will, to the extent not vested, have their vesting accelerated in full. Immediately prior to the effective time of the Merger, each outstanding and unexercised option to purchase shares of Neoforma’s common stock with an exercise price below $10.00 per share, including the unvested options that have their vesting accelerated in full, will be converted into the right to receive an amount of cash equal to the difference between the $10.00 per share in cash to be paid by GHX in the Merger and the exercise price per share of the option, multiplied by the number of shares subject to the option. Each outstanding and unexercised option to purchase shares of our common stock with an exercise price equal to or greater than $10.00 per share will be cancelled and no consideration will be exchanged for such options. All shares of restricted Neoforma common stock will be transferred to GHX in consideration for the right to receive $10.00 per share in cash.

Concurrently with the filing of this Schedule, Neoforma is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of stockholders of Neoforma at which the stockholders of Neoforma will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. The affirmative vote of both (1) a majority of the voting power of the shares of Neoforma’s common stock outstanding on the record date for the annual meeting and (2) a majority of the voting power of the shares of Neoforma’s common stock voting at the annual meeting that are not beneficially owned by VHA, UHC or their respective affiliates and associates are required to approve the adoption of the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(i) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The information contained in this Schedule and/or the Proxy Statement concerning (1) Neoforma was supplied by Neoforma and no other filing person takes responsibility for the accuracy of such information and

(2) each other filing person was supplied by such filing person and neither Neoforma nor any other filing person (other than the filing person that supplied such information) takes any responsibility for the accuracy of such information.

The filing of this Schedule shall not be construed as an admission by any filing person or by any affiliate of a filing person that Neoforma is “controlled” by any other filing person, or that any other filing person is an “affiliate” of Neoforma within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties to the Merger Agreement; and”

•	“THE PARTIES TO THE MERGER AGREEMENT.”

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE ANNUAL MEETING—Record Date; Shares Entitled to Vote; Quorum” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND DATA” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties to the Merger Agreement;”

•	“THE PARTIES TO THE MERGER AGREEMENT;”

•	“PROPOSAL THREE—ELECTION OF CLASS III DIRECTORS—Information Concerning Nominees and Incumbent Directors;”

•	“PROPOSAL THREE—ELECTION OF CLASS III DIRECTORS—Executive Officer Information;” and

•	“PROPOSAL THREE—ELECTION OF CLASS III DIRECTORS—Security Ownership of Certain Beneficial Owners and Management.”

VHA’s corporate headquarters are located at 220 E. Las Colinas Blvd., Irving, TX 75039 and its business telephone is (972) 830-0000. UHC’s corporate headquarters are located at 2001 Spring Rd., Suite 700, Oak Brook, IL 60523 and its business telephone is (630) 954-1700.

GHX Directors and Executive Officers

The following table sets forth the name, business address and present occupation or employment of each director and executive officer of GHX. Except as indicated below, the business address of each person is c/o Global Healthcare Exchange, LLC, 11000 Westmoor Circle, Suite 400, Westminster, Colorado 80021.

GHX Directors

Sue Widner Abbott Laboratories Vice President, Corporate Marketing Dept. 3ADM, Bldg. AP6D 100 Abbott Park Rd. Abbott Park, IL 60064	Larry Grandia Premier, Inc. Executive Vice President and Chief Technology Officer 12225 El Camino Real San Diego, CA 92130

John C. Moon Baxter International Inc. Corporate Vice President and Chief Information Officer One Baxter Parkway Deerfield, IL 60015	G. Edwin Howe Aurora Health Care President 3000 W. Montana Street Milwaukee, WI 53215

David Malpiedi Becton, Dickinson & Company Vice President, Business Processes 1 Becton Drive M/C 096 Franklin Lakes, NJ 07417-1880	Dr. Lynda Applegate Harvard Business School Professor Rock Center 216, Soldier’s Field Boston, MA 02163

Curt Selquist Johnson & Johnson Company Group Chairman 425 Hoes Lane Piscataway, NJ 08855	Greg Clark E2open USA President and Chief Executive Officer 1600 Seaport Blvd., 5th Floor Redwood City, CA 94063

Doug Barber Medtronic, Inc. Vice President – Customer & Field Solutions 4000 Lexington Avenue North Shoreview, MN 55126-2983	Lt. Gen. Lawrence P. Farrell, Jr. USAF (Ret.) National Defense Industrial Association President and Chief Executive Officer 2111 Wilson Blvd., Suite 400 Arlington, VA 22201-3061

Robert W. Miller Siemens Medical Solutions, USA, Inc. Vice President – Strategic National Accounts & Government Accounts 51 Valley Stream Parkway Malvern, PA 19355	Gale Sayers Sayers 40 CEO and President 1150 Feehanville Dr. Mt. Prospect, IL 60056

Sandy Rigopoulos Cardinal Health, Inc. Vice President – Vendor Management & Administration 1450 Waukegan Rd McGaw Park, IL 60085	Michael Mahoney Global Healthcare Exchange, LLC President and Chief Executive Officer

Bill Francis HealthTrust Purchasing Group Vice President – Operations 104 Continental Pl., Ste. 300 Brentwood, TN 37027

GHX Executive Officers

Name	Title
Michael Mahoney	President and Chief Executive Officer

Greg Nash	Chief Financial Officer and Secretary

Bruce Johnson	Executive Vice President, Sales & Marketing

VHA Directors and Executive Officers

The following table sets forth the name, business address and present occupation or employment of each director and executive officer of VHA. Except as indicated below, the business address of each person is c/o VHA Inc., 220 East Las Colinas Boulevard, Irving, Texas 75039.

VHA Directors

J. Lindsey Bradley President and Chief Executive Officer Trinity Mother Francis Health System 910 E. Houston, #500 Tyler, TX 75702	William E. Corley President and Chief Executive Officer Community Health Network 1500 N. Ritter Avenue Indianapolis, IN 46219

Edwin E. Dahlberg President and Chief Executive Officer St. Luke’s Regional Medical Center 190 E. Bannock Street Boise, ID 83712	Jean R. Elrick, M.D. Senior Vice President - Administration Massachusetts General Hospital 55 Fruit Street, Bulfinch 240D Boston, MA 02114

John F. Finan, Jr. President and Chief Executive Officer Franciscan Missionaries of Our Lady Health System 4200 Essen Lane Baton Rouge, LA 70809	G. Richard Hastings President and Chief Executive Officer St. Luke’s Health System 4401 Wornall Road Kansas City, MO 64111

Vincent E. Kerr, M.D. Executive Vice President of Network United Healthcare 450 Columbus Boulevard, CT030 - 15NB Hartford, CT 06103	John F. Koster, M.D. Executive Vice President and Chief Operating Officer Providence Health System 506 Second Avenue, Suite 1200 Seattle, WA 98104

Sallye A. Liner, R.N. Executive Vice President and Chief Operating Officer Forsyth Medical Center 3333 Silas Creek Pkwy. Winston-Salem, NC 27103	Steven H. Lipstein President and Chief Executive Officer BJC HealthCare 4444 Forest Park Ave. St. Louis, MO 63108

Gerald Miller President and Chief Executive Officer Crozer-Keystone Health System 100 West Sproul Rd. Springfield, PA 19064	Jerry K. Myers Partner CroBern Management Partnership, LLP 2900 Indigobush Way Naples, FL 34105-3007

Curtis W. Nonomaque President and Chief Executive Officer VHA Inc.	Stephen C. Reynolds President and Chief Executive Officer Baptist Memorial Health Care Corp. 350 North Humphreys Blvd. Memphis, TN 38120-2177

Arthur Ushijima President and Chief Executive Officer The Queen’s Medical Center 1301 Punchbowl Street Honolulu, HI 96813	Joel Wernick President and Chief Executive Officer Phoebe Putney Health System, Inc. 417 Third Avenue Albany, GA 31702-1828

Joseph A. Zaccagnino c/o Yale-New Haven Health System 20 York Street New Haven, CT 06510

VHA Executive Officers

Name	Title

Curtis W. Nonomaque	President and Chief Executive Officer

Stuart B. Baker, M.D.	Executive Vice President

Michael J. Daly	Executive Vice President

Marcea Bland Lloyd	Chief Administrative Officer, General Counsel and Secretary

Robert Chapel	Chief Financial Officer and Treasurer

UHC Governing Board Members and Executive Officers

The following table sets forth the name, business address and present occupation or employment of each member of UHC’s Governing Board and executive officer of UHC. Except as indicated below, the business address of each person is c/o University HealthSystem Consortium, 2001 Spring Rd., Suite 700, Oak Brook, IL 60523.

UHC Governing Board Members

Jane Schumaker Senior Associate Dean and CEO, Faculty Group Practice University of Florida Physicians PO Box 10034 1329 SW 16th Street Gainesville, FL 32610-0354	Robert Baker President, CEO University HealthSystem Consortium

Ralph Muller Chief Executive Officer University of Pennsylvania Health System 21 Penn Tower 3400 Spruce Street Philadelphia, PA 19104-4385	R. Edward Howell Vice President and CEO, UVA Medical Center University of Virginia Health System UVA Med Ctr, 3007 McKim Hall, Jefferson Park Avenue Charlottesville, VA 22908-0809

Peter Rapp VP & Executive Director, OHSU Oregon Health & Science University 3181 SW Sam Jackson Park Road Mail Code CR9-6 Portland, OR 97239	Donna Katen-Bahensky Director and Chief Executive Officer University of Iowa Hospitals and Clinics 200 Hawkins Drive 1353JCP Iowa City, IA 52242

Timothy Goldfarb Chief Executive Officer Shands HealthCare 1600 SW Archer Road Suite 10-217 PO Box 100326 Gainesville, FL 32610	Richard Liekweg Chief Executive Officer UCSD Medical Center 200 W. Arbor Drive San Diego, CA 92103

Glenn Fosdick President and Chief Executive Officer Nebraska Medical Center 987400 Nebraska Medical Center Omaha, NE 68198-7400	Irene Cumming President and Chief Executive Officer The University of Kansas Hospital Authority Hospital Executive Office #1215 3901 Rainbow Blvd Kansas City, KS 66160

Steven Strongwater Hospital Director and Director of Clinical Operations University of Connecticut Health Center 263 Farmington Avenue Farmington, CT 06030-3802	Larry Gage President, NAPH Powell, Goldstein, Frazier & Murphy 901 New York Avenue, NW, 3rd Floor Washington, DC 20001-4413

Gregory Pivirotto President and Chief Executive Officer, Administration University Medical Center 1501 N. Campbell Avenue P.O. Box 245082 Tucson, AZ 85724-5082	Anthony Barbato President and Chief Executive Officer Loyola University Medical Center 2160 S. First Avenue Building 101, Room 1711 Maywood, IL 60153

Michael Riordan President and Chief Executive Officer The University of Chicago Hospitals 5841 S. Maryland Ave. MC 1114 Chicago, IL 60637	Len Preslar President and Chief Executive Officer North Carolina Baptist Hospital Medical Center Boulevard Winston-Salem, NC 27157

Kathleen Sellick Executive Director University of Washington Medical Center 1959 NE Pacific Street Seattle, WA 98195	Bruce Schroffel Director and Chief Executive Officer Stony Brook University Hospital HSC, Level 4, Room 215 Nichols Road Stony Brook, NY 11794-8410

UHC Executive Officers

Name	Title
Robert Baker	President and Chief Executive Officer

Mark Mitchell	Vice President, Finance and Treasurer and Assistant Secretary

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties to the Merger Agreement;” and

•	“THE PARTIES TO THE MERGER AGREEMENT.”

VHA, a Delaware corporation, is a health care provider alliance that delivers industry-leading supply chain management services and enables member networks to drive sustainable results to its more than 2,200 community-owned hospitals and health care providers.

UHC, an Illinois corporation, is an alliance comprising 92 of the nation’s leading academic medical centers and 134 of their affiliate hospitals. Based in Oak Brook, Illinois, UHC provides unique programs and services that help its members improve their clinical, financial and operational performance, including supply chain.

During the past five years, none of GHX, VHA or UHC have been (1) convicted in a criminal proceeding or (2) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining GHX, VHA or UHC, as applicable, from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information required by this item with respect to Neoforma is set forth under the following captions of the Proxy Statement and is incorporated herein by reference:

•	“PROPOSAL THREE—ELECTION OF CLASS III DIRECTORS—Executive Officer Information;” and

•	“PROPOSAL THREE—ELECTION OF CLASS III DIRECTORS—Information Concerning Nominees and Incumbent Directors.”

Except as otherwise indicated below, each of Neoforma’s, GHX’s and VHA’s respective executive officers and directors and each of UHC’s executive officers and governing board members are U.S. citizens. During the past five years, none of Neoforma’s, GHX’s, VHA’s respective executive officers and directors and none of UHC’s executive officers and governing board members have been (1) convicted in a criminal proceeding or (2) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

GHX

Set forth below for each director and executive officer of GHX is his or her respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of such director or executive officer.

Mr. Curt Selquist has served as a director of GHX since September 2000 and as the chairman of the GHX board of directors since December 2000. Since April 2002, Mr. Selquist has served as company group chairman and worldwide franchise chairman for Johnson & Johnson Health Care Systems Inc. and Independence Technology, Inc. and as a member of the Medical Devices & Diagnostics Group Operating Committee. Johnson & Johnson is a manufacturer of health care products, and a provider of related services, for the consumer, pharmaceutical and medical devices and diagnostics markets, and has a business address of One Johnson & Johnson Plaza, New Brunswick, New Jersey 08901. Prior to holding his current position, Mr. Selquist served as worldwide president, Johnson & Johnson - Merck Consumer Pharmaceuticals from 1995 to 1997, and as a company group chairman, first responsible for Johnson & Johnson Medical from April 1997 to October 1998 and later responsible for the Latin American and Canadian medical device and diagnostic businesses from October 1998 to April 2002. Mr. Selquist is currently a member of the Board of Directors and the Executive Committee of Project HOPE, a member of the Advisory Board of the Council of Americas, a member of the Advisory Board of the Johnson & Johnson - Wharton Fellows Program, Chairman of The National Alliance for Health Information Technology, Co-Chairman of the Coalition to Protect America’s Healthcare, Executive Committee Member of the National Committee for Quality Healthcare and a member of the Johnson & Johnson Corporate Contribution Committee.

Professor Lynda M. Applegate has served as a director of GHX since March 2003. Professor Applegate has been a Professor at Harvard Business School since 1995, prior to which she served at Harvard Business School as an Assistant Professor from 1986 to 1991 and as an Associate Professor from 1991 to 1995. Professor Applegate is the Henry R. Byers Professor of Business Administration at Harvard Business School and serves as head of the school’s Field-Based Learning program. Professor Applegate is an active international consultant, and recently served on the board of directors for Extraprise, Inc. from 1997 to 2005. Professor Applegate also serves on the advisory board to Comptroller General of the United States, David Walker, and on the advisory board for the World Bank’s Global Development Gateway.

Mr. Douglas E. Barber has served as a director of GHX since January 2004. Mr. Barber serves as Vice President of Customer and Field Solutions for Medtronic, USA, a provider of a wide range of medical technology, products and therapies, located at 4000 Lexington Avenue North, Shoreview, Minnesota 55126. Mr. Barber has served in this capacity since October 2001, prior to which he had served as Senior Director of Customer and Field Solutions for Medtronic, USA since June 2000. Mr. Barber is a citizen of Canada.

Mr. Gregory Scott Clark has served as a director of GHX since March 2003. Since December 2000, Mr. Clark has served as Chief Executive Office of E2open Inc., a software company that develops and sells supply chain integration software and delivers associated services. E2open Inc. has a business address of 1600 Seaport Boulevard, 5th Floor, Redwood City, California 94063. Prior thereto, Mr. Clark served from September 1999 to December 2000 as Distinguished Engineer and Vice President for IBM Corporation, located at 11501 Burnet Road, Austin, Texas 78758.

Lieutenant General Lawrence A. Farrell, Jr., USAF (Ret) has served as a director of GHX since March 2003. Since September 2001, Lieutenant General Farrell has served as President and Chief Executive Officer of the National Defense Industrial Association, a non-profit, non-partisan 501(c)(3) Educational Association whose members are companies in the Defense and National Security markets. The National Defense Industrial Association has a business address of 2111 Wilson Boulevard, Suite 400, Arlington, Virginia 22204. Prior thereto, Lieutenant General Farrell had served, since October 1998, as President of Farrell Consulting, a defense consulting firm with a wide variety of clients, including both large and small defense firms and the federal government, located in 801 South Fairfax St., Alexandria, Virginia 22314. Lieutenant General Farrell also currently serves on the board of directors of Advanced Technology Institute and National Center for Defense Manufacturing and Machining and served on the board of directors of Miltude Corporation from 1999 through 2003.

Mr. William L. Francis has served as a director of GHX since August 2005. Since July 2005, Mr. Francis has served as Vice President of Operations, Healthtrust Purchasing Group (a division of HCA, Inc.), a provider of healthcare services composed of locally managed hospitals and outpatient surgery centers. Healthtrust Purchasing Group has a business address of One Park Plaza, Nashville, Tennessee 37203. Prior thereto, Mr. Francis had served as Vice President, Contract Administration since June 2002, and as Vice President of Finance, Chief Financial Officer, Government Programs, HCA, Inc. since January 2000.

Mr. Larry Grandia has served as a director of GHX since February 2003. Since October 2000, Mr. Grandia has served as Executive Vice President and Chief Technology Officer of Premier, Inc., an alliance of not-for-profit hospitals and health care systems, located at 12225 El Camino Real, San Diego, California 92130.

Mr. G. Edwin Howe has served as a director of GHX since February 2003. For more than 30 years, Mr. Howe has served as President for Aurora Health Care, a not-for-profit Wisconsin healthcare provider, located at 3000 West Montana Street, Milwaukee, Wisconsin 53215.

Mr. David Malpiedi has served as a director of GHX since February 2005. Since November 2003, Mr. Malpiedi has served as Vice President, Business Process Organization for Becton, Dickinson & Company, a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public, located at One Becton Drive, Franklin Lakes, New Jersey 07417. Prior thereto, Mr. Malpiedi served as Vice President of Global Purchasing for Becton, Dickinson & Company.

Mr. Robert W. Miller has served as a director of GHX since June 2004. Since 1997, Mr. Miller has served as a Vice President for Siemens Medical Solutions, a supplier of medical technologies, healthcare information systems, management consulting, and support services to the healthcare industry. Siemens Health Solutions has a business address of 51 Valley Stream Parkway, Malvern, Pennsylvania 19355.

Mr. John C. Moon has served as a director of GHX since February 2004. Since May 2000, Mr. Moon has served as Chief Information Officer for Baxter Healthcare Inc., a global healthcare company that assists healthcare professionals and their patients with treatment of complex medical conditions, located at One Baxter Parkway, Deerfield, Illinois 60015. Prior thereto, Mr. Moon had served as Vice President, Information Technology for Baxter Healthcare’s renal business since September 1996.

Ms. Sandra L. Rigopoulos has served as a director of GHX since February 2004. Ms. Rigopoulos serves a supply chain executive in Medical Products and Services Distribution for Cardinal Health, Inc., a distributor of pharmaceuticals and other medical supplies and equipment, located at 1450 Waukegan Road, McGaw Park, Illinois 60085. Prior thereto, Ms. Rigopoulos served Cardinal Health, Inc.’s Medical Products and Services Division as Vice President, Vendor Management and Administration since December 2002, Vice President, e-business Operations from September 2001 to December 2002 and Assistant Corporate Controlled from May 1995 to December 2002.

Mr. Gale Sayers has served as a director of GHX since March 2003. Since August 2003, Mr. Sayers has served as President and Chief Executive Officer of Sayers 40, a national computer equipment and supply business, located at 1150 Feehanville Drive, Mount Prospect, Illinois 60056. Prior thereto, Mr. Sayers served as President of Sayers Group, a national computer equipment and supply business, located at 1150 Feehanville Drive, Mount Prospect, Illinois 60056.

Ms. Susan M. Widner has served as a director of GHX since July 2001. Since March 2004, Ms. Widner has served as Vice President, Corporate Marketing for Abbott Laboratories, a broad-based health care company specializing in the discovery, development, manufacturing and marketing of pharmaceuticals and medical products, located at 100 Abbott Park Road, Abbott Park, Illinois 60064. Prior thereto, Ms. Widner had served as Vice President, Abbott Healthsystems since July 2001, and as Vice President, U.S. Diagnostic Operations since February 1998. Ms. Widner currently also serves on the board of directors for the Clara Abbott Foundation, National Alliance for Health Information Technology and National Committee for Quality Health Care.

Mr. Michael Mahoney has served as a director of GHX since February 2003 and as President and Chief Executive Officer of GHX since June 2000. Prior to his employment with GHX, Mr. Mahoney served as a General Manager for GE Medical Systems, a provider of medical imaging, healthcare services and information technology, located at 3000 N. Grandview Boulevard, Waukesha, Wisconsin 53188.

Mr. Bruce Johnson has served as Executive Vice President, Sales and Marketing of GHX since January 2005. Prior thereto, Mr. Johnson had served as Vice President, Sales from January 2000 to January 2002 and Vice President, Sales and Marketing from January 2002 to January 2005.

Mr. Gregory John Nash has served as Vice President, Chief Financial Officer and Secretary of GHX since January 2004. Prior thereto, Mr. Nash had served as Corporate Controller for GHX since March 2003. Prior to joining GHX, Mr. Nash held various positions in the audit and business advisory services practice of the Australian and United States offices of PricewaterhouseCoopers, LLP, a provider of assurance, tax and advisory services, which has a business address of 1670 Broadway, Suite 1000, Denver, Colorado 80202. Mr. Nash is a citizen of Australia.

VHA

Set forth below for each director and executive officer of VHA is his or her respective present principal occupation or employment, the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted and any other employment history of such director or executive officer during the past five years.

Except for VHA and as otherwise specified below, each corporation or other organization listed below is a health care organization that provides quality health care to individuals and to the local and distant communities that it serves. With respect to the listings below of the executive officers of VHA, VHA is a health care provider alliance that delivers industry-leading supply chain management services and enables member networks to drive sustainable results to its more than 2,200 community-owned hospitals and health care providers, and the business address of VHA is VHA Inc., 220 East Las Colinas Boulevard, Irving, Texas 75039.

Mr. J. Lindsey Bradley has served on the board of directors of VHA since June 2004 and as the President and Chief Executive Officer of Trinity Mother Francis Health System, located at 910 East Houston, #500, Tyler, Texas 75702, since May 1991.

Mr. William E. Corley has served on the board of directors of VHA since June 2002 and as the President and Chief Executive Officer of Community Health Network, located at 1500 North Ritter Avenue, Indianapolis, Indiana 46219, since 1984.

Mr. Edwin E. Dahlberg has served on the board of directors of VHA since June 2003 and as the President and Chief Executive Officer of St. Luke’s Regional Medical Center, located at 190 East Bannock Street, Boise, Idaho 83712, since 1988.

Ms. Jean R. Elrick, M.D. has served on the board of directors of VHA since June 2001 and as the Senior Vice President - Administration of Massachusetts General Hospital, located at 55 Fruit Street, Bulfinch 240D, Boston, Massachusetts 02114, since July 1986.

Mr. John F. Finan, Jr. has served on the board of directors of VHA since June 2005 and as the President and Chief Executive Officer of Franciscan Missionaries of Our Lady Health System, located at 4200 Essen Lane, Baton Rouge, Louisiana 70809, since 1996.

Mr. G. Richard Hastings has served on the board of directors of VHA since June 2001 and as the President and Chief Executive Officer of St. Luke’s Health System, located at 4401 Wornall Road, Kansas City, Missouri 64111, since 1994.

Mr. Vincent E. Kerr, M.D. has served on the board of directors of VHA since June 2001 and as the Executive Vice President of Network of United Healthcare, located at 450 Columbus Boulevard, CT030 - 15NB, Hartford, Connecticut 06103, since 2003. Dr. Kerr served as the Director of Health Care of Ford Motor Company, an automotive manufacturer located at 1 American Road, Dearborn, Michigan 48126, from 2000 through 2003.

Mr. John F. Koster, M.D. has served on the board of directors of VHA since June 2002 and as the President and Chief Executive Officer of Providence Health System, located at 506 Second Avenue, Suite 1200, Seattle, Washington 98104, since 2004. Dr. Koster served as the Executive Vice President and Chief Operating Officer of Providence Health System from 2001 through 2004, as a Senior Vice President of Providence Health System from 2000 through 2001 and as the Senior Vice President of Clinical Affairs of Providence Health System from 1997 through 2000.

Ms. Sallye A. Liner, R.N. has served on the board of directors of VHA since June 2000 and as the Executive Vice President and Chief Operating Officer of Forsyth Medical Center, located at 3333 Silas Creek Parkway, Winston-Salem, North Carolina 27103, since 1997.

Mr. Steven H. Lipstein has served on the board of directors of VHA since June 2002 and as the President and Chief Executive Officer of BJC HealthCare, located at 4444 Forest Park Avenue, St. Louis, Missouri 63108, since 1999.

Mr. Gerald Miller has served on the board of directors of VHA since June 2003 and as the President and Chief Executive Officer of Crozer-Keystone Health System, located at 100 West Sproul Road, Springfield, Pennsylvania 19064, since July 2000.

Mr. Jerry K. Myers has served on the board of directors of VHA since June 2004 and as a Partner of CroBern Management Partnership, LLP, a healthcare investment firm located at 2900 Indigobush Way, Naples, Florida 34105-3007, since 1994.

Mr. Curtis W. Nonomaque has served on the board of directors of VHA since June 2003 and as the President and Chief Executive Officer of VHA since May 2003. Mr. Nonomaque served as the Executive Vice President, Chief Financial Officer and Treasurer of VHA from March 1996 through April 2003.

Mr. Stephen C. Reynolds has served on the board of directors of VHA since June 2000 and as the President and Chief Executive Officer of Baptist Memorial Health Care Corporation, located at 350 North Humphreys Boulevard, Memphis, Tennessee 38120-2177, since 1994.

Mr. Arthur Ushijima has served on the board of directors of VHA since June 2005 and as the President and Chief Executive Officer of The Queen’s Medical Center, located at 1301 Punchbowl Street, Honolulu, Hawaii 96813, since 1993.

Mr. Joel Wernick has served on the board of directors of VHA since June 2004 and as the President and Chief Executive Officer of Phoebe Putney Health System, Inc., located at 417 Third Avenue, Albany, Georgia 31702-1828, since July 1988.

Mr. Joseph A. Zaccagnino has served on the board of directors of VHA since June 1999 and served as the President and Chief Executive Officer of Yale-New Haven Health System, located at 20 York Street, New Haven, Connecticut 06510, from September 1991 until his retirement in September 2005.

Mr. Stuart B. Baker, M.D. has served as an Executive Vice President of VHA since January 1998.

Mr. Michael J. Daly has served as an Executive Vice President of VHA since August 2003. Mr. Daly served as a Group Senior Vice President of VHA from January 2000 through August 2003.

Ms. Marcea Bland Lloyd has served as the Chief Administrative Officer, General Counsel and Secretary of VHA since January 2005. Ms. Lloyd served as the Group Senior Vice President, Legal and Corporate Affairs of VHA from November 2004 until January 2005 and as the Senior Vice President, General Counsel and Secretary of VHA from April 1999 until November 2004.

Mr. Robert Chapel has served as the Chief Financial Officer and Treasurer of VHA since May 2003. Mr. Chapel served as the Senior Vice President of Finance of VHA from January 1999 through April 2003.

UHC

Set forth below for each governing board member and executive officer of UHC is his or her respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of such governing board member or executive officer.

Mr. Robert Baker has served as President, Chief Executive Officer and a governing board member of UHC since 1986.

Ms. Jane Schumaker has served as a governing board member of UHC since 2005, Ms. Schumaker serves as Senior Associate Dean and Chief Executive Officer, Faculty Group Practice of University of Florida Physicians, located at PO Box 10034 1329 SW 16th Street, Gainesville, FL 32610-0354. Ms. Schumaker has served in this capacity since 2004, prior to which she served as Chief Operating Officer, Clinical Affairs of the Medical College of Wisconsin, Milwaukee, WI since 2000.

Mr. Ralph Muller has served as a governing board member of UHC from 2000 to 2001 and since 2004. Mr. Muller serves as Chief Executive Officer for University of Pennsylvania Health System, located at 21 Penn Tower 3400 Spruce Street, Philadelphia, PA 19104-4385. Mr. Muller has served in this capacity since 2002, prior to which he served as Managing Director of Stockamp & Associates since 2001 and President and Chief Executive Officer of The University of Chicago Hospitals and Health System since 1985.

Mr. R. Edward Howell has served as a governing board member of UHC from 1996 to 1998 and since 2000. Mr. Howell has served as Vice President and Chief Executive Officer of the UVA Medical Center, University of Virginia Health System, located at UVA Med Ctr., 3007 McKim Hall, Jefferson Park Avenue, Charlottesville, VA 22908 since 2002. Prior thereto, Mr. Howell was employed by the University of Iowa Hospitals and Clinics from 1994 to 2002.

Mr. Peter Rapp has served as a governing board member of UHC since 2005. Since 2002, Mr. Rapp has served as Vice President & Executive Director, Oregon Health and Science University Hospitals, located at 3181 SW Sam Jackson Park Road, Mail Code CR9-6, Portland, Oregon, 97239. Prior thereto, Mr. Rapp had served as Senior Vice President, Fairview Health Services of Fairview University Medical Center from 1998 to 2002.

Ms. Donna Katen-Bahensky has served as a governing board member of UHC since 2004. Since 2002, Ms. Katen-Bahensky has served as Director and Chief Executive Office of University of Iowa Hospitals & Clinics, located at 200 Hawkins Drive, Iowa City, IA 52242. Prior thereto, Ms. Katen-Bahensky served as Executive Vice President of Virginia Commonwealth University Health System from 2000 to 2002.

Mr. Timothy Goldfarb has served as a governing board member of UHC since 2000. Since 2001, Mr. Goldfarb has served as Chief Executive Officer of Shands HealthCare, located at 1600 SW Archer Road, Gainesville, FL 32610. Prior thereto, Mr. Goldfarb served as Director of the University Hospitals and Health Care System of Oregon Health Sciences University from 1987 to 2001.

Mr. Richard Liekweg has served as a governing board member of UHC since 2004. Since 2003, Mr. Liekweg has served as Chief Executive Officer of UCSD Medical Center, located at 200 W. Arbor Drive, San Diego, CA 92103. Prior thereto, Mr. Liekweg served as Chief Executive Officer of Durham Regional Hospital from 1999 to 2003.

Mr. Glenn Fosdick has served as a governing board member of UHC since 2005. Since August 2001, Mr. Fosdick has served as President and Chief Executive Officer of Nebraska Medical Center, located at 987400 Nebraska Medical Center, Omaha, NE 68198. Prior thereto, Mr. Fosdick served as Chief Executive Officer of Hurley Medical Center in Flint, MI from 1995 to 2001.

Ms. Irene Cumming has served as a governing board member of UHC from 1998 to 2000 and since 2002. Since 1996, Ms. Cumming has served as President and Chief Executive Officer of The University of Kansas Hospital, located at 3901 Rainbow Blvd., Kansas City, KS 66160.

Mr. Steven Strongwater has served as a governing board member of UHC since 2004. Since 2000, Mr. Strongwater has served as Hospital Director & Director of Clinical Operations of the University of Connecticut Health Center, located at 263 Farmington Avenue, Farmington, CA 06030-3802.

Mr. Larry Gage has served as a governing board member of UHC since 1997. Since 1981, Mr. Gage has served as a partner of Powell, Goldstein LLP, located at 901 New York Avenue, NW, Washington, DC, 20001-4413. He has also served as President of the National Association of Public Hospitals and Health Systems since 1981.

Mr. Gregory Pivirotto has served as a governing board member of UHC since 2004. Since 1994, Mr. Pivirotto has served as President and Chief Executive Officer of University Medical Center, located at 1501 N. Campbell Avenue, PO Box 245082, Tucson, AZ 85724-5082.

Dr. Anthony Barbato has served as a governing board member of UHC since 2005. Since 1995, Dr. Barbato has served as President and Chief Executive Officer of Loyola University Health System and Loyola University Medical Center, located at 2160 S. First Avenue, Maywood, IL 60153.

Mr. Michael Riordan has served as a governing board member of UHC since 2003. Since 2001, Mr. Riordan has served as President and Chief Executive Officer of The University of Chicago Hospitals and Health System, located at 5841 S. Maryland Ave., MC 1114, Chicago, IL 60637. Prior thereto, Mr. Riordan served as Executive Vice President and Chief Operating Officer of The University of Chicago Hospitals and Health System from 2000 to 2001.

Mr. Len Preslar has served as a governing board member of UHC since 2003. Since 1988, Mr. Preslar has served as President and Chief Executive Officer of the North Carolina Baptist Hospital, located at Medical Center Boulevard, Winston-Salem, NC 27157.

Ms. Kathleen Sellick has served as a governing board member of UHC since 2003. Since 2001, Ms. Sellick has served as Executive Director of the University of Washington Medical Center, located at 1959 N.E. Pacific Street, Seattle, WA 98195, prior to which she served as Acting Executive Director and Associate Executive Director and Chief Operating Officer of Washington Medical Center since 1999.

Mr. Bruce Schroffel has served as a governing board member of UHC since 2003. Since 2001, Mr. Schroffel has served as Director and Chief Executive Officer of the Stony Brook University Hospital, located at HSC, Level 4, Room 215, Nichols Road, Stony Brook, NY 11794-8410, prior to which he served as Senior Vice President and Chief Executive Officer of the San Francisco Campus of the University of California-San Francisco.

Mr. Mark Mitchell has served as UHC’s Vice President, Finance and Treasurer and Assistant Secretary since 1996.

Item 4. Terms of the Transaction.

(a)(2)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma after the Merger;”

•	“ACCOUNTING TREATMENT;”

•	“MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER;”

•	“THE ANNUAL MEETING—Votes Required;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT;” and

•	ANNEX A—Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma after the Merger;”

•	“SPECIAL FACTORS—Certain Effects of the Merger;”

•	“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger;”

•	“SPECIAL FACTORS—Interests of VHA and UHC in the Merger;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Merger Consideration;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Neoforma Stock Options and Restricted Stock;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Related Agreements—Voting Agreements;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Related Agreements—Exchange Agreements;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Related Agreements—Waiver regarding VHA and UHC Voting Agreements and Exchange Agreements;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Related Agreements—New Outsourcing Agreement;” and

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Related Agreements—Neoforma Waiver Permitting VHA and UHC to Work Together.”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“APPRAISAL RIGHTS;” and

•	ANNEX D—Section 262 of the Delaware General Corporation Law.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“PROPOSAL THREE—ELECTION OF CLASS III DIRECTORS—Certain Relationships and Related Transactions;” and

•	“SPECIAL FACTORS—Background of the Merger.”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS— Interests of Our Directors and Executive Officers in the Merger;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT;” and

•	ANNEX A—Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger;” and

•	“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger.”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT;” and

•	ANNEX A—Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

Restrictions on Purchases of Neoforma Shares

Pursuant to the Amended and Restated Common Stock and Warrant Agreement (the “VHA Common Stock and Warrant Agreement”), dated May 24, 2000, as amended October 18, 2000, by and between Neoforma and VHA, and as further set forth therein, if VHA and its affiliates beneficially own more than 24% of Neoforma’s outstanding stock, VHA, or its affiliates, shall not acquire any additional shares or rights to acquire shares of Neoforma’s capital stock without Neoforma’s prior written consent. Such restriction has been waived pursuant to the Waiver, dated January 7, 2005, by and between the Neoforma, VHA and UHC, as subsequently amended (the “Waiver”) for the sole purpose of permitting VHA, UHC and their respective affiliates to enter into, and perform their respective obligations under, any agreement, arrangement or understanding relating to the joint participation of VHA, UHC and any of their respective affiliates in the evaluation of strategic alternatives for Neoforma.

Pursuant to the Amended and Restated Common Stock and Warrant Agreement (the “UHC Common Stock and Warrant Agreement”), dated May 24, 2000, as amended January 25, 2001, by and between Neoforma and UHC, and as further set forth therein, if UHC, together with its affiliates, beneficially own more than 9% of Neoforma’s outstanding stock, UHC, or its affiliates, shall not acquire any additional shares or rights to acquire shares of Neoforma’s capital stock without Neoforma’s prior written consent. Such restriction has been waived pursuant to the Waiver for the sole purpose of permitting VHA, UHC and their respective affiliates to enter into, and perform their respective obligations under, any agreement, arrangement or understanding relating to the joint participation of VHA, UHC and any of their respective affiliates in the evaluation of strategic alternatives for Neoforma.

Rights to Purchase Neoforma Shares

Pursuant to the VHA Common Stock and Warrant Agreement, and as further set forth therein, if VHA and its affiliates beneficially own less than 24% of Neoforma’s outstanding stock and/or rights in Neoforma’s stock through options, warrants or other rights, VHA may acquire up to that number of shares that will allow VHA and its affiliates to hold no more than 24% of Neoforma’s outstanding common stock.

Pursuant to the UHC Common Stock and Warrant Agreement, and as further set forth therein, if UHC and its affiliates beneficially own less than 9% of Neoforma’s outstanding stock and/or rights in Neoforma’s stock through options, warrants or other rights, UHC may acquire up to that number of shares that will allow UHC and its affiliates to hold no more than 9% of Neoforma’s outstanding common stock.

Voting Rights

Pursuant to the VHA Common Stock and Warrant Agreement, and as further set forth therein, for so long as VHA and its affiliates beneficially own greater than 35% of the then outstanding common stock of Neoforma, subject to certain exceptions (including a Change of Control, as defined in the VHA Common Stock and Warrant Agreement, which includes the Merger), VHA and its affiliates are required to vote all shares held in excess of 19.9% of the then outstanding common stock of Neoforma (“VHA Excess Shares”) in proportion to the votes cast by all of the other Neoforma stockholders. In connection with a Change of Control, including the Merger, VHA may vote all of the shares it beneficially owns of Neoforma’s common stock without being subject to the foregoing restrictions.

Pursuant to the Common Stock Purchase Agreement, dated January 25, 2001, by and between Neoforma and VHA, as amended April 11, 2003 (the “VHA Common Stock Agreement”), and as further set forth therein, if and for so long as VHA holds greater than 49.9% of the outstanding shares of Neoforma’s common stock, VHA and its affiliates are required to vote all shares held in proportion to the votes cast by all other Neoforma stockholders. If VHA holds between 35% and 49.9% of the then outstanding shares of Neoforma’s common stock, VHA and its affiliates are required to vote all shares of Neoforma common stock purchased pursuant to the VHA Common Stock Agreement in the same manner as VHA Excess Shares.

Also pursuant to the VHA Common Stock Agreement, and as further set forth therein, for so long as the Company remains VHA’s exclusive provider of an Internet-based exchange related to Supply Management Services as set forth in Section 6.1 of the Fourth Amended and Restated Outsourcing and Operating Agreement (the “Outsourcing Agreement”), dated as of August 13, 2003, among Neoforma, Novation, LLC (“Novation”), VHA, UHC and Healthcare Purchasing Partners International, LLC (“HPPI”), Neoforma will take all action reasonably necessary to permit one person appointed by VHA to attend and participate in all meetings of Neoforma’s board of directors and its committees (other than the audit committee) in a non-voting observer capacity. If Neoforma grants UHC the right to appoint one or more persons as a Neoforma director, Neoforma is required to take all action reasonably necessary to have one person appointed by VHA be a director of Neoforma.

Pursuant to the UHC Common Stock and Warrant Agreement, and as further set forth therein, for so long as UHC and its affiliates beneficially own greater than 9% of the then outstanding common stock of Neoforma, subject to certain exceptions (including a Change of Control, as defined in the UHC Common Stock and Warrant Agreement, which includes the Merger), UHC and its affiliates are required to vote all shares held in excess of 9% of the then outstanding common stock of Neoforma (“UHC Excess Shares”) in proportion to the votes cast by all of the other stockholders of Neoforma. In connection with a Change of Control, including the Merger, UHC may vote all of the shares it beneficially owns of Neoforma’s common stock without being subject to the foregoing restrictions.

Pursuant to the Common Stock Purchase Agreement, dated January 25, 2001, by and between Neoforma and UHC, as amended April 14, 2003 (the “UHC Common Stock Agreement”), and as further set forth therein, for so long as UHC and its affiliates beneficially own greater than 9% of the outstanding shares of Neoforma’s common stock, UHC and its affiliates shall vote all shares of Neoforma common stock purchased pursuant to the UHC Common Stock Agreement in the same manner as UHC Excess Shares.

Also pursuant to the UHC Common Stock Agreement, and as further set forth therein, for so long as Neoforma remains UHC’s exclusive provider of an Internet-based exchange related to Supply Management Services as set forth in Section 6.1 of the Outsourcing Agreement, Neoforma will take all actions reasonably necessary to permit one person appointed by UHC to attend and participate in all meetings of Neoforma’s board of directors and its committees (other than the audit committee) in a non-voting observer capacity. If Neoforma grants VHA the right to appoint one or more persons as a Neoforma director, Neoforma is required to take all action reasonably necessary to have one person appointed by UHC be a director of Neoforma.

Neoforma, VHA and UHC entered into a Waiver, dated October 10, 2005 (the “Second Waiver”), pursuant to which Neoforma waived the above voting restrictions for the sole purpose of permitting VHA, UHC and their respective affiliates to enter into, and perform their respective obligations under their voting agreements they entered into with GHX in connection with the Merger.

Restrictions on Transfers of Neoforma Share

Pursuant to the VHA Common Stock and Warrant Agreement, and as further set forth therein, VHA may not, without the prior written consent of Neoforma, sell, transfer or otherwise dispose of legal or beneficial ownership of rights in its shares of Neoforma common stock to any person if such person together with its affiliates would beneficially own 15% or more of rights in Neoforma’s outstanding stock unless prior to such sale, transfer or disposal, such person agrees in writing to be bound by the restrictions applicable to VHA described in “Rights to Purchase Neoforma Shares” and “Voting Rights” above, with a 15% threshold substituted for the 24% threshold contained in “Rights to Purchase Neoforma Shares” and a 15% threshold substituted for the 19.9% threshold contained in “Voting Rights.”

Pursuant to the Second Waiver, Neoforma waived the above transfer restrictions for the sole purpose of permitting VHA, UHC and their respective affiliates to enter into, and perform their respective obligations under the Exchange Agreement.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma After the Merger.”

•	“SPECIAL FACTORS—Certain Effects of the Merger;” and

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Merger Consideration;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Manner and Basis of Converting Shares and Stock Options; Lost, Stolen or Destroyed Certificates;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Neoforma Stock Options and Restricted Stock;” and

•	ANNEX A—Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma After the Merger;”

•	“SPECIAL FACTORS—Certain Effects of the Merger;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT;”

•	“MARKET PRICE AND DIVIDEND DATA;” and

•	ANNEX A— Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes of the Merger. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;” and

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma After the Merger.”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma After the Merger;” and

•	“SPECIAL FACTORS—Effects on Neoforma if the Merger Is Not Completed.”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS— Opinion of Financial Advisor to the Special Committee and the Board of Directors;” and

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma After the Merger.”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma After the Merger;”

•	“SPECIAL FACTORS—Certain Effects of the Merger;”

•	“SPECIAL FACTORS—Effects on Neoforma if the Merger Is Not Completed;”

•	“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger;”

•	“SPECIAL FACTORS—Interests of VHA and UHC in the Merger;”

•	“MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT;” and

•	ANNEX A— Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee and the Board of Directors;”

•	“SPECIAL FACTORS—Position of GHX as to Fairness;”

•	“SPECIAL FACTORS— Position of VHA and UHC as to Fairness;”

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma After the Merger;”

•	“SPECIAL FACTORS—Certain Projections;” and

•	ANNEX C—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated October 10, 2005.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee and the Board of Directors;”

•	“SPECIAL FACTORS—Position of GHX as to Fairness;”

•	“SPECIAL FACTORS— Position of VHA and UHC as to Fairness;”

•	“SPECIAL FACTORS—Purposes, Reasons and Plans for Neoforma After the Merger;”

•	“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger;”

•	“SPECIAL FACTORS—Certain Projections;” and

•	ANNEX C—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated October 10, 2005.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER;” and

•	“THE ANNUAL MEETING—Vote Required.”

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Recommendation of Our Board of Directors;” and

•	“PROPOSAL THREE—ELECTION OF CLASS III DIRECTORS—Information Concerning Nominees and Incumbent Directors.”

(f)	Other Offers. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” of the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee and the Board of Directors;”

•	“SPECIAL FACTORS—Report of Financial Advisor to VHA and UHC;”

•	“SPECIAL FACTORS—Purpose, Reasons and Plans for Neoforma After the Merger;” and

•	ANNEX C—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated October 10, 2005.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee and the Board of Directors;”

•	“SPECIAL FACTORS—Report of Financial Advisor to VHA and UHC;”

•	“SPECIAL FACTORS—Purpose, Reasons and Plans for Neoforma After the Merger;”

•	“SPECIAL FACTORS—Fees and Expenses of the Merger;” and

•	ANNEX C—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated October 10, 2005.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at Neoforma’s, GHX’s, VHA’s and UHC’s respective principal executive offices, as applicable, during regular business hours by any interested Neoforma stockholder or a representative of a Neoforma stockholder who has provided Neoforma, GHX, VHA or UHC, as applicable, its written designation as such. A copy of the reports, opinions or appraisals referenced in this Item 9 will be transmitted by Neoforma, GHX, VHA or UHC, as applicable, to any interested Neoforma stockholder or a representative of a Neoforma stockholder who has provided Neoforma, GHX, VHA or UHC, as applicable, its written designation as such upon written request and at the expense of the requesting stockholder.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Financing;”

•	“SPECIAL FACTORS—Fees and Expenses of the Merger;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Expenses and Termination Fees;” and

•	ANNEX A—Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Financing;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Termination of the Merger Agreement;” and

•	ANNEX A—Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Financing;”

•	“SPECIAL FACTORS—Fees and Expenses;”

•	“THE ANNUAL MEETING—Solicitation of Proxies;”

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Expenses and Termination Fees;” and

•	ANNEX A—Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Financing;” and

•	ANNEX A—Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger;” and

•	“PROPOSAL THREE—ELECTION OF CLASS III DIRECTORS—Security Ownership of Certain Beneficial Owners and Management.”

Neither GHX, nor any of its executive officers or directors, currently own any shares of Neoforma common stock and will not own any shares of Neoforma common stock prior to acquiring shares from VHA and UHC pursuant to the Exchange Agreement immediately prior to the consummation of the Merger.

Mr. Robert Baker, President and CEO of UHC, owns options to acquire 30,000 shares of Neoforma common stock. No other UHC governing board member or executive officer owns Neoforma securities.

(b)	Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“SPECIAL FACTORS—Reasons for the Merger;”

•	“SPECIAL FACTORS— Interests of Our Directors and Executive Officers in the Merger;”

•	“THE ANNUAL MEETING—Voting by our Directors and Executive Officers and their Affiliates; Voting Agreements;” and

•	“PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Related Agreements—Voting Agreements.”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;” and

•	“SPECIAL FACTORS—Recommendation of Our Board of Directors.”

Item 13. Financial Statements.

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SELECTED FINANCIAL INFORMATION;”

•	“RATIO OF EARNINGS TO FIXED CHARGES;” and

•	“WHERE YOU CAN FIND MORE INFORMATION.”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth under the caption “THE ANNUAL MEETING—Solicitation of Proxies” of the Proxy Statement is incorporated by reference.

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET;”

•	“THE ANNUAL MEETING—Solicitation of Proxies;”

•	“SPECIAL FACTORS—Background of the Merger;”

•	“SPECIAL FACTORS—Reasons for the Merger;” and

•	“SPECIAL FACTORS—Fees and Expenses.”

Item 15. Additional information.

(b) Other Material Information. The information set forth in the Proxy Statement and annexes thereto is incorporated in its entirety herein by reference.

Item 16. Exhibits.

(a)(2)	Preliminary copy of Notice of Annual Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Neoforma on November 10, 2005.

(a)(3)(i)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Neoforma on November 10, 2005.

(a)(3)(ii)	Form of Proxy Card, incorporated by reference to Schedule 14A filed by Neoforma on November 10, 2005.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Neoforma dated October 11, 2005, incorporated by reference to Current Report on Form 8-K filed by Neoforma on October 12, 2005.

(a)(5)(ii)	Written Communication from Robert J. Zollars, Neoforma’s Chairman and Chief Executive Officer, to Neoforma’s employees regarding the Merger, incorporated by reference to Current Report on Form 8-K filed by Neoforma on October 12, 2005.

(a)(5)(iii)	Written Communication from Robert J. Zollars to the Company’s stockholders regarding the Merger, incorporated by reference to Current Report on Form 8-K filed by Neoforma on October 12, 2005.

(b)	Commitment Letter, dated October 5, 2005, by and between GHX and General Electric Capital Corporation.

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated October 10, 2005 (included as Annex C to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i)).

(c)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to Neoforma’s board of directors and the special committee of Neoforma’s board of directors on October 10, 2005.

(c)(3)	Presentation of Lazard Frères & Co. LLC to VHA’s board of directors on September 29, 2005.

(c)(4)	Presentation of Lazard Frères & Co. LLC to UHC’s board of directors on October 10, 2005.

(c)(5)	Data compiled by William Blair & Company, LLC for GHX’s board of directors.

(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation (included as Annex A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i)).

(d)(2)	Voting Agreements, dated as of October 10, 2005, by and between GHX and each of VHA and UHC (included as Annex B-1 to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i)).

(d)(3)	Exchange Agreements, dated as of October 10, 2005, by and between GHX and each of VHA and UHC.

(d)(4)	Waiver, dated as of January 7, 2005, by and among Neoforma, VHA and UHC, and each subsequent amendment thereto.

(d)(5)	Waiver, dated as of October 10, 2005, by and among Neoforma, VHA and UHC.

(d)(6)	The information set forth in the preliminary Proxy Statement, incorporated by reference to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i), under the caption “PROPOSAL ONE—ADOPTION OF THE MERGER AGREEMENT—Related Agreements.”

(f)	Dissenters’ rights of appraisal are described under the caption “APPRAISAL RIGHTS” in the preliminary Proxy Statement, which is filed herewith as Exhibit(a)(3)(i) and a copy of Section 262 of the Delaware General Corporation Law regarding appraisal rights is set forth in Annex D to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i).

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEOFORMA, INC., a Delaware corporation

By:	/s/ ROBERT J. ZOLLARS
Name:	Robert J. Zollars
Title:	Chief Executive Officer
Date:	November 10, 2005

GLOBAL HEALTHCARE EXCHANGE, LLC, a Delaware limited liability company

By:	/s/ MIKE MAHONEY
Name:	Mike Mahoney
Title:	Chief Executive Officer
Date:	November 8, 2005

VHA INC., a Delaware corporation

By:	/s/ STUART B. BAKER, M.D.
Name:	Stuart B. Baker, M.D.
Title:	Executive Vice President
Date:	November 9, 2005

UNIVERSITY HEALTHSYSTEM CONSORTIUM, an Illinois corporation

By:	/s/ ROBERT BAKER
Name:	Robert Baker
Title:	Chief Executive Officer
Date:	November 9, 2005

EXHIBIT INDEX

(a)(2)	Preliminary copy of Notice of Annual Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Neoforma on November 10, 2005.

(a)(3)(i)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Neoforma on November 10, 2005.

(a)(3)(ii)	Form of Proxy Card, incorporated by reference to Schedule 14A filed by Neoforma on November 10, 2005.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Neoforma dated October 11, 2005, incorporated by reference to Current Report on Form 8-K filed by Neoforma on October 12, 2005.

(a)(5)(ii)	Written Communication from Robert J. Zollars, Neoforma’s Chairman and Chief Executive Officer, to Neoforma’s employees regarding the Merger, incorporated by reference to Current Report on Form 8-K filed by Neoforma on October 12, 2005.

(a)(5)(iii)	Written Communication from Robert J. Zollars to the Company’s stockholders regarding the Merger, incorporated by reference to Current Report on Form 8-K filed by Neoforma on October 12, 2005.

(b)	Commitment Letter, dated October 5, 2005, by and between GHX and General Electric Capital Corporation.

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated October 10, 2005 (included as Annex C to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i)).

(c)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to Neoforma’s board of directors and the special committee of Neoforma’s board of directors on October 10, 2005.

(c)(3)	Presentation of Lazard Frères & Co. LLC to VHA’s board of directors on September 29, 2005.

(c)(4)	Presentation of Lazard Frères & Co. LLC to UHC’s board of directors on October 10, 2005.

(c)(5)	Data compiled by William Blair & Company, LLC for GHX’s board of directors.

(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, GHX and Leapfrog Merger Corporation (included as Annex A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(d)(2)	Voting Agreements, dated as of October 10, 2005, by and between GHX and each of VHA and UHC (included as Annex B-1 to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i)).

(d)(3)	Exchange Agreements, dated as of October 10, 2005, by and between GHX and each of VHA and UHC.

(d)(4)	Waiver, dated as of January 7, 2005, by and among Neoforma, VHA and UHC, and each subsequent amendment thereto.

(d)(5)	Waiver, dated as of October 10, 2005, by and among Neoforma, VHA and UHC.

(d)(6)	The information set forth in the preliminary Proxy Statement, incorporated by reference to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i), under the caption “Proposal One—Adoption of the Merger Agreement—Related Agreements.”

(f)	Dissenters’ rights of appraisal are described under the caption “Appraisal Rights” in the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i) and a copy of Section 262 of the Delaware General Corporation Law regarding appraisal rights is set forth in Annex D to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(i).

(g)	Not applicable.